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                                                                       Exhibit 2

To the Board of Directors and Stockholders of Bancolombia S.A.:


We consent to incorporation by reference in the registration statement on Form F-3 of Bancolombia S.A. of our report dated January 21, 2003, except as to the 2003 column in note 21 and note 31 which are as of March 12, 2003, relating to the consolidated balance sheets of Bancolombia S.A. and subsidiaries as of December 31, 2001 and 2002, and the related consolidated statements of operations, stockholders' equity and cash flows for each of the years in three-year period ended December 31, 2002 which report appears in the December 31, 2002, annual report on Form 20-F of Bancolombia S.A.. Our report refers to changes in accounting for inflation and for the classification and valuation of investment securities.

/s/ KPMG

Medellin, Colombia
March 27, 2003